Exhibit 99.1

JANUARY 20, 2026: HOTEL101 GLOBAL ANNOUNCES DEFINITIVE BINDING AGREEMENTS SIGNED FOR THE DEVELOPMENT OF HOTEL101 IN MELBOURNE, VICTORIA, AUSTRALIA

PRIME SITE; HOTEL101-MELBOURNE LOCATION IS AT No. 540 FLINDERS LANE, RIGHT IN THE HEART OF MELBOURNE’S CENTRAL BUSINESS DISTRICT

HOTEL101-MELBOURNE IS SET TO HAVE APPROX. 766 ROOMS AND FEATURE MEETING SPACES AND A CONFERENCE CENTER

HOTEL101-MELBOURNE IS EXPECTED TO GENERATE APPROX. AU$323.6 MILLION IN SALES REVENUE

HOTEL101-MELBOURNE, WITH ITS EXPECTED 766 ROOMS, IS SET TO BE THE LARGEST HOTEL IN MELBOURNE, VICTORIA, AUSTRALIA BY ROOMCOUNT

Site location of Hotel101-Melbourne, Australia, which is set to have 766 rooms

Singapore, January 20, 2026 – Hotel101 Global Holdings Corp. (NASDAQ Ticker: HBNB) (“Hotel101” or “Hotel101 Global”), a leading asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model listed on the Nasdaq Stock Exchange and a subsidiary of Philippine-listed DoubleDragon Corporation (PSE Ticker: DD), announces the signing of definitive binding agreements for the development of a 766-room Hotel101 in the heart of Melbourne’s Central Business District at 540 Flinders Lane, Melbourne, Victoria, Australia. This expansion marks a significant milestone in the company’s global growth strategy, bringing its novel, globally standardized “condotel” business model to one of Australia’s most vibrant and dynamic cities.

The hotel is set to be located in the heart of Melbourne’s Central Business District along the iconic Flinders Lane, a prime area renowned for its laneways, street art, boutique shopping, world-class dining and proximity to major attractions such as Federation Square, Flinders Street Station, the Yarra River and Southbank entertainment precinct. This strategic site positions the property as an ideal hub for leisure and business travelers seeking seamless access to Melbourne’s cultural, commercial and sporting hubs and is expected to complement the existing hotel offerings in the CBD.

Key Location Advantages:

●	Central CBD Position: In the heart of Melbourne at 540 Flinders Lane, with close proximity to Flinders Street and Southern Cross Train Stations and within walking distance to Southbank Entertainment Precinct and free tram zones, guests are expected to enjoy effortless connectivity to key landmarks including Federation Square, the Arts Centre and the Melbourne Cricket Ground (MCG).

●	Proximity to Major Attractions and Events: Ideally situated to capitalize on Melbourne’s thriving tourism driven by year-round world-class annual events, including the Australian Open tennis tournament, the Formula 1 Australian Grand Prix, the Melbourne International Comedy Festival and the Melbourne Cup Carnival.

Hotel101-Melbourne is expected to generate approx. AU$323.6 million in sales revenue once fully sold and is expected to be completed by 2029, forming part of Hotel101 Global’s global expansion strategy.

Hotel101-Melbourne is expected to offer 4-star amenities at affordable prices, including ample meeting spaces and a conference center tailored for business events. Consistent with Hotel101’s offerings across its locations globally, guests are expected to be able to enjoy modern rooms, 24/7 reception, all day dining, swimming pool, full-size gym, business center, children’s pool, rooftop bar, ample parking, luggage storage and other amenities.

The development is subject to customary federal, state and local regulatory approvals.

About Hotel101 Global

Listed on Nasdaq (Ticker: HBNB) with a market capitalization of approx. US$2.34 billion as of January 16, 2026. Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations. The expansion of Hotel101 towards its long-term goal to operate in 100 countries globally is expected to be driven mainly by joint ventures and license agreements with local developers in various countries worldwide.

Hotel101 Global expects to start accepting hotel guests at Hotel101-Madrid, the first global Hotel101 project expected to become operational, by March 2026. The Hotel101 Global Group is advancing its global expansion plans towards its medium-term goal to be in 25 countries and its long-term goal of operating one million Hotel101 rooms in 100 countries globally.

Artist Perspective of Hotel101-Melbourne along No. 540 Flinders Lane, Melbourne CBD, Australia

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “set,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated sales revenues, the location, expected number of rooms and expected project completion dates, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, manage future growth, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, who may have interests different from and may take actions that adversely affect the HBNB Group; risks relating to project cost and completion; risks relating to the HBNB Group’s sources of cash and cash resources; risks relating to offering deferred payment schemes, including the risk of customer default; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; any declines or disruptions in the travel and hospitality industries or economic downturn; applicable laws and regulations to real estate development and marketing activities and hotel operation and management activities in the jurisdictions where the HBNB Group has operations or intends to expand into; and other risks and uncertainties discussed in HBNB’s Shell Company Report on Form 20-F and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

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